Exhibit 12.1

TOYS “R” US, INC.

Computation of Ratio of Earnings to Fixed Charges
for the Six-Month Periods Ended August 2, 2003 and August 3, 2002
and for the Five Years Ended February 1, 2003
(Unaudited)
(In millions, except ratio data)

	Six Months Ended		Fiscal Year Ended

Ratio of Earnings to Fixed Charges:	Aug. 2, 2003	Aug. 3, 2002	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000	Jan. 30, 1999

Earnings:
Earnings / (loss) before income taxes	$(28)	$(33)	$361	$91	$637	$439	$(106)
Fixed charges	138	129	251	253	275	269	272
Interest capitalized during period	-	(1)	(1)	(4)	(3)	(2)	(2)
Share of pre-tax income from investment in Toys – Japan	(3)	(3)	(30)	(29)	(31)	-	-
Minority interest	(6)	(9)	(14)	(22)	(52)	10	5

Earnings before income taxes and fixed charges	$101	$83	$567	$289	$826	$716	$169

Fixed Charges:
Interest expensed and capitalized	$62	$59	$114	$121	$130	$93	$104
Amortization of debt issuance costs	4	3	7	5	3	5	5
Interest portion of rental expense	72	67	130	127	142	171	163

Total fixed charges	$138	$129	$251	$253	$275	$269	$272

Ratio of earnings to fixed charges	-	-	2.26	1.14	3.00	2.66	-

Deficiency of earnings to fixed charges	$(37)	$(46)	$-	$-	$-	$-	$(103)